Exhibit 99.126

Elemental Royalty Executes Four Option Agreements to Sell Projects in Arizona to Ivanhoe Electric

Vancouver, British Columbia--(Newsfile Corp. - November 17, 2025) - Elemental Royalty Corporation (TSXV: ELE) (OTCQX: ELEMF) ("Elemental" or "the Company") is pleased to announce that Bronco Creek Exploration Inc. ("BCE"), a wholly owned subsidiary of Elemental has executed four separate option agreements (the "Agreements") with Rocksteady Exploration Inc., an Arizona corporation and subsidiary of Ivanhoe Electric Inc. (NYSE American: IE) (TSX: IE) ("Ivanhoe Electric") for the Dragon's Tail, Copper King, Sleeping Beauty-Jasper Canyon, and Lomitas Negras projects in Arizona, U.S.A (the "Projects" or individually a "Project") in order to explore for porphyry copper style mineralization.

The Projects are located within the prolific Laramide porphyry copper belt, adjacent to and within key mineral districts in Arizona. The Agreements provide Elemental with execution payments, option payments, and required work commitments on the Projects during the earn-in period. Additionally, upon earn-in for a given Project, Elemental will be granted a 2.5% net smelter return ("NSR") royalty with up to 0.5% buydown rights to Ivanhoe Electric, receive annual pre-production payments as well as certain milestone payments as the Projects advance providing the company with near term cash flow and long- term upside.

BCE acquired the Projects through the staking of open ground after recognizing overlooked opportunities in districts with a history of exploration. BCE's track record of organically generating compelling new targets in historical mining districts underscores the strength of the Company's project generation business model.

Commercial Terms Overview

Under the terms of the Agreements, Ivanhoe Electric can earn 100% interest in the four Projects over an eight-year option period by providing: a) an execution payment totaling US$240,000, b) option payments totaling up to US$2,325,000, and c) cumulative exploration expenditures of up to US$10,800,000 over the eight-year term of the option agreements. Payments and exploration expenditures are made and required on a per-project basis and can be executed on a per-project basis. Ivanhoe Electric may also drop an option at any time without further payment.

Upon option exercise by Ivanhoe Electric, Elemental will retain a 2.5% NSR royalty on each applicable Project; 0.5% of the royalty may be bought back for a total of US$4,000,000 per Project, over two designated tranches. In addition, on a per Project basis, Ivanhoe Electric will make annual pre- production payments and certain Project milestone payments to Elemental upon the announcement of an Initial Resource and upon completion of the earlier of a Pre-Feasibility or Feasibility Study.

David Cole, CEO of Elemental Royalty Corp., commented:

"Elemental is excited to see Ivanhoe Electric advance these highly prospective properties. The agreement with Ivanhoe Electric serves to reinforce our belief in the royalty generation model through exploration driven growth, progressing newpotential royalties in the Laramide belt in Arizona with a tier-one operator."

Project Overviews

Dragon's Tail: The Project is located approximately 8 kilometers north of the Resolution copper deposit within the Superior-mining district in central Arizona. At Dragon's Tail, the target identified by BCE is a concealed porphyry copper and skarn mineralization within a tilted series of Paleozoic and Proterozoic host rocks beneath post-mineral cover rocks. The current target area comprises coincident geologic, geochemical, and geophysical anomalies. Prospective host rocks outcrop on the western portion of the property and contain veining, alteration assemblages, and geochemical signatures consistent with the distal edge of a porphyry copper system. The observed alteration and mineralization is more strongly developed than that seen in similar host rocks exposed adjacent to the nearby Resolution Deposit. Zonation of these geologic and geochemical features indicate a target down section, to the east within the tilted sequence of host rocks. BCE and a previous partner completed an induced polarization ("IP") geophysical survey over the target area which closely matches the known geology and highlights a chargeable zone within Paleozoic carbonates. The Project is currently permitted for an initial reconnaissance drill test of the current geologic target.

Copper King: The Copper King Project is adjacent to Dragon's Tail and located roughly 5 kilometers from the Resolution copper deposit. Here the target identified by BCE is again a porphyry copper and related skarn mineralization within a tilted sequence of supracrustal host rocks. Surface exposures at Copper King exhibit a broad area of porphyry style alteration including, but not limited to, marbleization and localized calc-silicate alteration with visible copper mineralization (as oxides and sulfides) in carbonate host rocks, quartz-sericite-pyrite (QSP) alteration within siliciclastic host rocks and hydrothermal biotite-chlorite in mafic host rocks along with several porphyry related dikes. As at Dragon's Tail, these expressions of alteration and mineralization are more strongly expressed at Copper King than in exposures within the same stratigraphy observed beyond post-mineral cover rocks at the nearby Resolution Deposit. Initial drilling by previous BCE partners on the Project had intercepted localized high temperature alteration with focused zones of bornite-chalcocite-chalcopyrite mineralization, at depth. This drilling appears to have missed the core of a tilted and mineralized system.

Sleeping Beauty-Jasper Canyon: The combined Sleeping Beauty-Jasper Canyon Project targets multiple fault-displaced zones of mineralization from the Pinto Valley-Copper Cities dismembered porphyry system within the prolific Globe-Miami mining district. Previous workers documented that the mineralization at Copper Cities was truncated and offset by the Sleeping Beauty fault. Movement on the moderately steep fault appears to have down-dropped chalcopyrite rich mineralization from the northern portion of the Copper Cities deposit. Depending upon the timing of displacement, this block may have experienced supergene enrichment before it was down-dropped and preserved during mid-Tertiary extension leading to potential higher grades.

Lomitas Negras: The Lomitas Negras Project is located approximately 20 kilometers southeast of the San Manuel-Kalamazoo porphyry copper deposit and shares many geologic features with the porphyry system that led to the publication of the Porphyry Copper Model by David Lowell. A window of Paleozoic limestone exposed in post-mineral cover rocks exhibits variable brecciation, marbleization, and silicification in local manto-like bodies with base metal mineralization (Cu-Mo-Pb-Zn-Mn-V), potentially related to an undiscovered porphyry copper system that is dismembered and tilted beneath post-mineral cover rocks. Structures that offset the orebody at San Manuel-Kalamazoo can be traced under cover through various geophysical surveys into the Lomitas Negras target area and provide context for the amount of extension and dismemberment that likely affect mineralized fault blocks at the Project. An initial drill test by a past BCE partner, targeting the causative system, intercepted sericite-altered Precambrian granite at depth and provides an additional targeting vector to aid future exploration.

This transaction is an example of the execution of the royalty generation business model in providing turn-key and drill ready exploration projects to partner companies in exchange for royalty interests and pre-production cash flow.

Comments on adjacent or nearby Districts, Mines, and Deposits.

The districts, mines, and deposits discussed in this news release provide context for Elemental's projects, which occur in similar geologic settings, but this is not necessarily indicative that the Company's projects host similar tonnages or grades of mineralization.

David Cole

CEO and Director

For more information, please contact:

David Cole

CEO

info@elementalroyalty.com

Tara Vivian-Neal

Investor Relations

info@elementalroyalty.com

www.elementalRoyalty.com

(TSXV: ELE) | (OTCQX: ELEMF) | ISIN: CA28619K1093 | CUSIP: 28619K109

About Elemental Royalty Corporation.

Elemental Royalty is a new mid-tier, gold-focused streaming and royalty company with a globally diversified portfolio of 16 producing assets and more than 200 royalties, anchored by cornerstone assets and operated by world-class mining partners. Formed through the merger of Elemental Altus and EMX, the Company combines Elemental Altus's track record of accretive royalty acquisitions with EMX's strengths in royalty generation and disciplined growth. This complementary strategy delivers both immediate cash flow and long-term value creation, supported by a best-in-class asset base, diversified production, and sector-leading management expertise.

Elemental Royalty trades on the TSX Venture Exchange under the ticker "ELE", and on the OTQCX Best Market under the ticker symbol "ELEMF".

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX- V.) accepts responsibility for the adequacy or accuracy of this press release.

Qualified Person

Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

Cautionary note regarding forward-looking statements

This news release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology.

Forward-looking statements and information include, but are not limited to, statements with respect to the date that the name change is expected to become effective, whether shareholders will be required by their broker to exchange their issued certificate for a new certificate or take any other action in connection to the name change, the Company's ability to deliver a materially increased revenue profile with a lower cost of capital, the future growth, development and focus of the Company, and the acquisition of new royalties and streams. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental Royalty to control or predict, that may cause Elemental Royalty' actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental Royalty will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Elemental Royalty' expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental Altus for the year ended December 31, 2024. Elemental Altus undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represents management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

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